                                     Andrew Chien

                                     USChina Venture I Inc.

                                     USChina Venture II Inc.

                                     665 Ellsworth Avenue

                                     New Haven, CT 06511

VIA Edgar

April 2, 2011

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

Re:  USChina Venture I Inc. (the "Company")

Registration Statement of Form 10-12G

File number: 000-54255

Re:  USChina Venture II Inc. (the "Company")

Registration Statement of Form 10-12G

File number: 000-54256

Attention:   Larry Spirgel

Dear Sir:

     In the attached revised references, the bold, italics and underlined words indicating there was some changes including deleting words between them.

      After this form becomes effective, we understand that:

   ----- the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

   ----- staff comments or changes to disclosure in response to  staff comments do not foreclose the Commission  from taking any  action with respect to the filings; and

   ----- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely Yours,

/s/ Andrew Chien

 President

                      Revised References

1. Answer:

“Risk Factor (page 7):

7. Management has little experience as a director or an officer of a development stage public company fully for merger purpose.”

Despite that our sole officer and director have little experience serving as an officer or director of a development stage public company with the business purpose of acquiring a target business…

2. Answer:

Corrected date error in Auditor’s consent letters.

1